EXHIBIT 23.1



                         CONSENT OF INDEPENDENT AUDITORS



Pioneer Natural Resources Company
   Compensation Committee of the Board of Directors

We consent to incorporation by reference in the registration statement (No. 333-39249) on Form S-8 of Pioneer Natural Resources USA, Inc. 401(k) Plan of our report dated June 12, 1998, relating to the statement of net assets available for benefits of the Pioneer Natural Resources USA, Inc. 401(k) Plan as of December 31, 1997 and the related statement of changes in net assets available for benefits and related schedules of assets held for investment purposes and reportable transactions for the year then ended, which report appears in the December 31, 1997 annual report on Form 11-K of the Pioneer Natural Resources USA, Inc. 401(k) Plan.


                                                      KPMG PEAT MARWICK LLP

Midland Texas
June 26, 1998


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